United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

# Contents

Consolidated Interim Income Statement ..... 3
Consolidated Interim Statement of Comprehensive Income ..... 4
Consolidated Interim Statement of Cash Flows ..... 5
Consolidated Interim Statement of Financial Position ..... 6
Consolidated Interim Statement of Changes in Equity ..... 8
Performance ..... 9
1. Corporate information ..... 10
2. Significant events and transactions related to the three-month period ended March 31, 2026 ..... 11
3. Information by business segment and geographic area ..... 12
4. Costs and expenses by nature ..... 15
5. Taxes ..... 15
6. Basic and diluted earnings per share ..... 18
Working capital ..... 19
7. Accounts receivable ..... 20
8. Inventories ..... 20
9. Suppliers and other payables ..... 21
10. Cash flows from operating activities ..... 21
Operating assets ..... 22
11. Property, plant, and equipment ..... 23
12. Provision for de-characterization of dam structures and asset retirement obligations ..... 24
13. Intangible assets ..... 25
14. Railway concessions ..... 26
Financial management ..... 27
15. Financial results ..... 28
16. Financial assets and liabilities ..... 28
17. Financial and capital risk management ..... 31
18. Loans and borrowings ..... 33
19. Leases ..... 34
20. Other financial assets and liabilities ..... 35
21. Cash flows from financing activities ..... 36
Provisions, contingencies and other commitments ..... 37
22. Brumadinho dam failure ..... 38
23. Liabilities related to associates and joint ventures ..... 40
24. Legal and administrative proceedings ..... 41
Capital structure ..... 44
25. Equity ..... 45
a) Share capital ..... 45
b) Cancellation of treasury shares ..... 45
c) Share buyback program ..... 45
d) Remuneration approved ..... 45
Related parties ..... 47
26. Investments in associates and joint ventures ..... 48
27. Acquisitions and divestitures ..... 49
28. Employee benefits ..... 50
29. Related parties ..... 51
Basis of preparation and other requirements ..... 54
30. Basis of preparation of consolidated financial statements ..... 55
Report of independent registered public accounting firm ..... 55

Three-month period ended March 31	Notes	2026	2025
Net operating revenue	3(b)	9,258	8,119
Cost of goods sold and services rendered	4(a)	(6,173)	(5,451)
Gross profit		3,085	2,668

Operating expenses
Selling and administrative	4(b)	(152)	(145)
Research and development		(131)	(123)
Pre-operating and operational stoppage	12	(49)	(90)
Other operating expenses, net	4(c)	(258)	(258)
Impairment and other results related to non-current assets, net	11,13 and 27	(120)	(253)
Operating income		2,375	1,799

Financial income	15	128	116
Financial expenses	15	(418)	(382)
Other financial items, net	15	324	451
Equity results and other results in associates and joint ventures	23 and 26	36	59
Income before income taxes		2,445	2,043

Income taxes	5	(505)	(647)

Net income		1,940	1,396
Net income attributable to noncontrolling interests		47	2
Net income attributable to Vale S.A.'s shareholders		1,893	1,394

Earnings per share attributable to Vale S.A.'s shareholders	6
Basic and diluted earnings per share (US$)		0.44	0.33

The accompanying notes are an integral part of these interim financial statements.

3

Consolidated Interim Statement of Comprehensive Income

Three-month period ended March 31,	Notes	2026	2025
Net income		1,940	1,396
Other comprehensive income (loss):
Items that will not be reclassified to income statement
Translation adjustments of the Parent Company		1,824	2,612
Retirement benefit obligations		(4)	(4)
		1,820	2,608

Items that may be reclassified to income statement
Translation adjustments of foreign operations		(632)	(753)
Hedge of net investment in foreign operation	17(a.iv)	136	171
Reclassification of cumulative translation adjustment to income statement		–	9
		(496)	(573)
Comprehensive income		3,264	3,431

Comprehensive income attributable to noncontrolling interests		60	33
Comprehensive income attributable to Vale S.A.'s shareholders		3,204	3,398

Items above are stated net of tax, when applicable, and the related taxes effects are disclosed in note 5.

The accompanying notes are an integral part of these interim financial statements.

4

Consolidated Interim Statement of Cash Flows

Three-month period ended March 31,	Notes	2026	2025
Cash generated from operations	10(a)	2,468	2,534
Payment of interest on loans, financing and other financial liabilities	21	(214)	(240)
Receipts from the settlement of derivatives, net	17	116	134
Payments related to the Brumadinho event	22	(107)	(84)
Payments related to de-characterization of dams	12	(63)	(79)
Payments of income taxes (including refinancing programs)		(321)	(596)
Net cash generated by operating activities		1,879	1,669

Cash flow from investing activities:
Acquisition of property, plant and equipment and intangible assets		(1,185)	(1,255)
Payments related to the Samarco dam failure	23(a)	(129)	(162)
Dividends received from associates and joint ventures		28	19
Short-term investment, net		58	26
Other investing activities, net		(40)	1
Net cash used in investing activities		(1,268)	(1,371)

Cash flow from financing activities:
Loans and borrowings from third parties	21	962	1,611
Payments of loans and borrowings to third parties	21	(1,117)	(940)
Payments of leasing	19(b)	(34)	(30)
Dividends and interest on capital paid to Vale S.A.’s shareholders	25(d.i)	(2,745)	(1,979)
Shares buyback program	25(c)	(74)	–
Net cash used in financing activities		(3,008)	(1,338)

Net decrease in cash and cash equivalents		(2,397)	(1,040)
Cash and cash equivalents at the beginning of the period		7,372	4,953
Effect of exchange rate changes on cash and cash equivalents		110	145
Cash from subsidiaries classified as non-current assets held for sale and others		–	(103)
Cash and cash equivalents at end of the period		5,085	3,955

The accompanying notes are an integral part of these interim financial statements.

5

	Notes	March 31, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents	16	5,085	7,372
Short-term investments	16	194	194
Accounts receivable	7	2,401	2,297
Other financial assets	20	926	457
Inventories	8	6,135	5,937
Recoverable taxes	5(e)	1,312	1,505
Other		672	529
		16,725	18,291
Non-current assets held for sale	27(a)	26	–
		16,751	18,291
Non-current assets
Judicial deposits	24(c)	597	651
Other financial assets	20	701	482
Recoverable taxes	5(e)	1,947	1,776
Deferred income taxes	5(b)	6,019	6,318
Other		1,396	1,400
		10,660	10,627

Investments in associates and joint ventures	26	5,151	5,029
Intangible assets	13	9,363	8,953
Property, plant, and equipment	11	45,666	43,625
		70,840	68,234
Total assets		87,591	86,525
Liabilities and shareholders' equity
Current liabilities
Suppliers and other payables	9	5,490	5,565
Loans and borrowings	18	598	518
Leases	19	160	160
Railway concession	14	616	570
Other financial liabilities	20	640	655
Taxes payable	5(e)	646	687
Settlement programs ("REFIS")	5(e)	453	423
Liabilities related to Brumadinho	22	868	758
Liabilities related to associates and joint ventures	23	1,181	1,082
De-characterization of dams and asset retirement obligations	12	1,003	868
Provisions for litigation	24(a)	153	144
Employee benefits	28	684	1,133
Dividends payable	25(d.i)	21	2,651
Other		857	656
		13,370	15,870

6

Liabilities associated with non-current assets held for sale	27(a)	140	–

Non-current liabilities
Loans and borrowings	18	17,598	17,616
Leases	19	481	508
Railway concession	14	1,876	1,824
Other financial liabilities	20	3,399	3,047
Settlement programs ("REFIS")	5(e)	726	784
Deferred income taxes	5(b)	82	107
Liabilities related to Brumadinho	22	1,091	1,153
Liabilities related to associates and joint ventures	23	1,516	1,531
De-characterization of dams and asset retirement obligations	12	5,225	5,294
Provisions for litigation	24(a)	944	899
Employee benefits	28	1,200	1,214
Streaming transactions		1,962	1,968
Other		429	360
		36,529	36,305
Total liabilities		50,039	52,175
Equity	25
Equity attributable to Vale S.A.'s shareholders		36,651	33,509
Equity attributable to noncontrolling interests		901	841
Total equity		37,552	34,350
Total liabilities and equity		87,591	86,525

The accompanying notes are an integral part of these interim financial statements.

7

	Notes	Share capital	Capital reserve	Profit reserves	Treasury shares	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale S.A.’s shareholders	Equity attributable to noncontrolling interests	Total equity
Balance as of December 31, 2025		61,614	1,139	17,482	(3,910)	(683)	(42,133)	-	33,509	841	34,350
Net income		-	-	-	-	-	-	1,893	1,893	47	1,940
Other comprehensive income		-	-	999	-	(15)	327	-	1,311	13	1,324
Shares buyback program	25(c)	-	-	-	(74)	-	-	-	(74)	-	(74)
Capital transactions		-	-	-	-	(3)	-	-	(3)	-	(3)
Share-based payment programs	28(a)	-	-	-	10	5	-	-	15	-	15
Treasury shares canceled	25(b)	-	-	(1,388)	1,388	-	-	-	-	-	-
Balance as of March 31, 2026		61,614	1,139	17,093	(2,586)	(696)	(41,806)	1,893	36,651	901	37,552

Balance as of December 31, 2024		61,614	1,139	18,676	(3,911)	(729)	(43,383)	-	33,406	1,122	34,528
Net income		-	-	-	-	-	-	1,394	1,394	2	1,396
Other comprehensive income		-	-	1,337	-	(16)	683	-	2,004	31	2,035
Dividends and interest on capital of Vale S.A.'s shareholders	25(d)	-	-	(1,596)	-	-	-	-	(1,596)	-	(1,596)
Capital transactions		-	-	-	-	(6)	-	-	(6)	-	(6)
Share-based payment programs	28(a)	-	-	-	1	4	-	-	5	-	5
Balance as of March 31, 2025		61,614	1,139	18,417	(3,910)	(747)	(42,700)	1,394	35,207	1,155	36,362

The accompanying notes are an integral part of these interim financial statements.

8

Notes to the Consolidated Interim Financial Statements

Performance

9

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

1. Corporate information

Vale S.A. (“Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil. Vale S.A.’s share capital consists of common shares traded on B3 under the code VALE3. The Company also has American Depositary Receipts ("ADRs") traded on the New York Stock Exchange ("NYSE") under the code VALE. Additionally, the shares are traded on LATIBEX under the code XVALO, which is an unregulated electronic market established by the Madrid Stock Exchange for the trading of Latin American securities. The shareholding structure is presented in note 25(a) to these interim financial statements.

Vale S.A., together with its subsidiaries (“Vale” or the “Company”), is one of the world’s largest producers of iron ore and nickel, and also produces iron ore pellets and briquettes, copper, and by-products such as platinum-group metals (PGM), gold, silver, and cobalt.

The Company’s business is organized into two operating segments: “Iron Ore Solutions” and “Vale Base Metals” (note 3).

Iron Ore Solutions

It comprises the extraction of iron ore, the production of pellets and other ferrous products, as well as large-scale logistics systems and distribution centers integrated with its mining operations, including railways, maritime terminals, and ports.

•	Iron ore. The Company operates three systems in Brazil for the production and distribution of iron ore:

North System. Composed of three mining complexes, the Carajás Railroad (Estrada de Ferro Carajás – EFC), and a maritime terminal.

Southeast System. Composed of three mining complexes, the Vitória–Minas Railway (Estrada de Ferro Vitória a Minas – EFVM), and maritime terminals.

South System. Composed of two mining complexes and maritime terminals.

•	Iron ore pellets and other ferrous products. Vale has a diversified portfolio of agglomerated products, including pellets and briquettes. The Company operates eight pelletizing plants in Brazil, two in Oman dedicated to pellet production, and two briquette plants in Brazil for briquette production.

Most of these products are sold to the international market through the group’s main trading company, Vale International S.A. (“VISA”), a wholly owned subsidiary of Vale headquartered in Switzerland.

Vale Base Metals

The Vale Base Metals segment is operated by Vale Base Metals (VBM) and comprises the production of nickel, copper, and their respective by-products.

•	Nickel. The main operations are conducted by Vale Canada Limited (“Vale Canada”), which operates mines and processing plants in Canada and Brazil, as well as nickel refining facilities in the United Kingdom and Japan. The Company also holds interests in nickel operations in Indonesia.

•	Copper. In Brazil, the Company produces copper concentrates at Sossego and Salobo, located in Carajás, in the state of Pará. In Canada, through Vale Canada, it produces copper concentrates and cathodes associated with nickel operations in Sudbury (Ontario) and Voisey’s Bay (Newfoundland and Labrador).

•	Other base metals. In Sudbury, the ore extracted generates cobalt, PGMs, silver, and gold as by-products, which are processed at the refining facilities in Port Colborne (Ontario). In Canada, the Company also produces refined cobalt at Long Harbour (Newfoundland and Labrador). The copper operations at Sossego and Salobo also produce silver and gold as by-products. The Company also has streaming transactions related to nickel and copper by-products.

The Company also engages in greenfield mineral exploration in five countries: Brazil, Canada, Chile, Peru, and Indonesia. In addition, Vale holds interests in associates and joint ventures, primarily involved in the production of ferrous products and base metals, in the operation of logistics infrastructure, and in energy businesses that aim to meet part of Vale’s consumption needs through renewable sources. The list of the Company’s investments in subsidiaries, associates, and joint ventures is presented in note 26.

10

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

2. Significant events and transactions related to the three-month period ended March 31, 2026

Operating assets
•	Thompson Operations, Canada – In February 2026, as part of a strategic review of its nickel assets, the Company entered into an agreement with Exiro Minerals Corporation, Orion Resources Partners LP, and Canada Growth Fund Inc. to form a new entity, in which Vale will hold a minority interest through the contribution of the Thompson assets. As a result, Vale classified the assets and liabilities related to the Thompson operations as held for sale. The Company does not expect material effects arising from the completion of this transaction, which is planned to occur by the end of 2026 and is subject to customary closing conditions. Further details are presented in Note 27(b) to these interim financial statements.
Capital structure
•	Cancellation and buyback shares – In the three-month period ended March 31, 2026, the Company repurchased 4,980,600 common shares and their respective ADRs, totaling US$74, and approved the cancellation of 99,847,816 treasury common shares. Further details are presented in Note 25(b) to these interim financial statements.
•	Remuneration to shareholders – In January and March 2026, the Company paid dividends and interest on equity to its shareholders totaling US$2,745, net of withholding taxes, related to the remuneration for the 2025 fiscal year. Further details are presented in Note 25(d) to these interim financial statements.
Basis of preparation and other requirements
•	Conflict in the Middle East – The escalation of geopolitical tensions in the Middle East in 2026 and the associated logistical constraints have increased the complexity of the international operating environment. Vale is monitoring developments and, until this date the Company does not expect any significant effects on its operations.

3. Information by business segment and geographic area

The reportable operating segments are aligned with the products and reflect the structure used by Management to assess the Company’s performance. The boards responsible for making operational decisions, allocating resources, and evaluating performance, which include the Executive Committee and the Board of Directors, use adjusted EBITDA as the performance measure by business segment.

Segment	Main activities
Iron Ore Solutions	Comprises the extraction and production of iron ore, iron ore pellets, other ferrous products, and its logistic related services.
Vale Base Metals	Includes the extraction and production of nickel and its by-products (gold, silver, cobalt, and other metals), and copper, as well as its by-products (gold and silver).

The Company’s adjusted EBITDA is calculated based on operating income (loss), including the EBITDA of associates and joint ventures, which corresponds to a measure of ‘equity results’ (note 26), and excluding (i) depreciation, depletion and amortization; and (ii) impairment and other results related to non-current assets, net, and other items.

In addition, unallocated items to the operating segment include corporate expenses, research and development of greenfield exploration projects, as well as expenses related to the Brumadinho event and de-characterization of dams and asset retirement obligations.

11

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

a) Adjusted EBITDA

Three-month period ended March 31,	Notes	2026	2025
Iron ore		2,441	2,333
Iron ore pellets		479	536
Other ferrous products and logistics services		(14)	18
Iron Ore Solutions		2,906	2,887

Nickel		277	41
Copper		949	546
Other base metals		(29)	(33)
Vale Base Metals		1,197	554

Unallocated items		(273)	(326)

Adjusted EBITDA		3,830	3,115

Depreciation, depletion and amortization	10(a)	(845)	(704)
Impairment and other results related to non-current assets, net and other (i)		(377)	(420)
EBITDA from associates and joint ventures		(233)	(192)
Operating income		2,375	1,799

Equity results and other results in associates and joint ventures	26	36	59
Financial results	15	34	185
Income before income taxes		2,445	2,043

(i) Includes US$120 of results related to non-current assets net (2025: US$253) and US$257 of expenses to reflect the performance of streaming transactions at market prices (2025: US$167).

b) Net operating revenue by business segment and geographic area

	Three-month period ended March 31, 2026
	Iron Ore Solutions				Vale Base Metals
	Iron ore	Iron ore pellets	Other ferrous products and logistics services	Total Iron Ore Solutions	Nickel	Copper	Other base metals	Total Vale Base Metals	Net operating revenue
China (i)	4,002	20	–	4,022	162	157	28	347	4,369
Japan	513	59	–	572	47	–	–	47	619
Asia, except Japan and China	663	47	4	714	88	157	11	256	970
Brazil	247	346	149	742	38	–	3	41	783
United States of America	–	53	–	53	251	–	–	251	304
Americas, except United States and Brazil	–	86	–	86	168	–	–	168	254
Germany	81	33	–	114	100	257	–	357	471
Europe, except Germany	186	47	–	233	295	609	–	904	1,137
Middle East, Africa, and Oceania	–	339	–	339	12	–	–	12	351
Net operating revenue	5,692	1,030	153	6,875	1,161	1,180	42	2,383	9,258

12

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Three-month period ended March 31, 2025
	Iron Ore Solutions				Vale Base Metals
	Iron ore	Iron ore pellets	Other ferrous products and logistics services	Total Iron Ore Solutions	Nickel	Copper	Other base metals	Total Vale Base Metals	Net operating revenue
China (i)	3,625	–	–	3,625	92	162	7	261	3,886
Japan	444	19	–	463	54	–	–	54	517
Asia, except Japan and China	535	38	6	579	98	29	4	131	710
Brazil	249	377	160	786	23	–	5	28	814
United States of America	–	54	–	54	223	–	20	243	297
Americas, except United States and Brazil	–	49	–	49	120	–	–	120	169
Germany	82	41	–	123	142	194	4	340	463
Europe, except Germany	219	33	–	252	201	356	2	559	811
Middle East, Africa, and Oceania	–	444	–	444	8	–	–	8	452
Net operating revenue	5,154	1,055	166	6,375	961	741	42	1,744	8,119

(i) Includes operating revenue of China Mainland in the amount of US$4,258 (2025: US$3,801) and Taiwan in the amount of US$111 (2025: US$85).

No customer individually represented 10% or more of the Company’s revenues in the periods presented above.

c) Costs of goods sold and services rendered by business segment

Three-month period ended March 31,	2026	2025
Iron Ore	3,245	2,810
Iron Ore Pellets	587	559
Other ferrous products and logistics services	165	137
Iron Ore Solutions	3,997	3,506

Nickel	910	907
Copper	426	339
Other base metals	40	38
Vale Base Metals	1,376	1,284

Depreciation, depletion and amortization	800	661
Cost of goods sold and services rendered	6,173	5,451

d) Assets by geographic area

	March 31, 2026				December 31, 2025
	Investments in associates and joint ventures	Intangible assets	Property, plant and equipment	Total	Investments in associates and joint ventures	Intangible assets	Property, plant and equipment	Total
Brazil	2,710	9,353	36,013	48,076	2,593	8,944	33,755	45,292
Canada	–	7	7,862	7,869	–	8	8,054	8,062
Americas, except Brazil and Canada	–	–	3	3	–	–	4	4
Indonesia	1,869	–	62	1,931	1,842	–	63	1,905
China	–	1	3	4	–	1	3	4
Asia, except Indonesia and China	–	–	609	609	–	–	623	623
Europe	–	1	597	598	–	–	617	617
Oman	572	1	517	1,090	594	–	506	1,100
Total	5,151	9,363	45,666	60,180	5,029	8,953	43,625	57,607

13

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

4. Costs and expenses by nature

a) Cost of goods sold, and services rendered

Three-month period ended March 31,	2026	2025
Services	1,223	1,022
Shipping and other freight costs	1,075	1,064
Depreciation, depletion and amortization	800	661
Personnel	780	673
Materials	682	604
Acquisition of products	641	557
Royalties	315	259
Fuel, oil and gas	279	265
Energy	189	122
Others	189	224
Total	6,173	5,451

b) Selling and administrative expenses

Three-month period ended March 31,	2026	2025
Personnel	69	62
Services	40	27
Depreciation and amortization	10	24
Other	33	32
Total	152	145

c) Other operating expenses, net

Three-month period ended March 31,	Notes	2026	2025
Expenses related to Brumadinho event	22	68	106
Increase (reversal) in provisions related to de-characterization of dam and asset decommissioning obligation, net	12	2	(1)
Provision for litigations	24(a)	43	57
Profit sharing program		22	40
Expenses related to socio-environmental commitments		74	14
Others		49	42
Total		258	258

5. Taxes

a) Income tax reconciliation

The reconciliation of the taxes calculated according to the nominal tax rates and the amount of taxes recorded is shown below:

14

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Three-month period ended March 31,	2026	2025
Income before income taxes	2,445	2,043
Income taxes at statutory rate (34%)	(831)	(695)
Adjustments that affect the taxes basis:
Interest on capital	250	212
Tax incentives	226	200
Foreign exchange effects on tax losses and others	(101)	(79)
Effects on tax computation of foreign operations	(20)	(112)
Equity results	19	9
Tax effects arising from divestments and acquisitions, net	–	(135)
Others	(48)	(47)
Income taxes	(505)	(647)
Current tax	(242)	(186)
Deferred tax	(263)	(461)
Income taxes	(505)	(647)

15

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Deferred income tax assets and liabilities

	Assets	Liabilities	Deferred taxes, net
Balance as of December 31, 2025	6,318	107	6,211
Effect in income statement	(265)	(2)	(263)
Other comprehensive income	(250)	(1)	(249)
Transfer between assets and liabilities	(23)	(23)	–
Translation adjustment	239	1	238
Balance as of March 31, 2026	6,019	82	5,937

Balance as of December 31, 2024	8,244	445	7,799
Effect in income statement	(423)	38	(461)
Other comprehensive income	2	3	(1)
Transfer between assets and liabilities	(52)	(52)	–
Translation adjustment	548	36	512
Incorporations, acquisitions and divestments	(10)	(295)	285
Balance as of March 31, 2025	8,309	175	8,134

c) Tax incentives

In Brazil, the Company has tax incentives to partially reduce the income tax generated by the operations conducted in the north region that includes iron ore, nickel and copper (“Income Tax Reduction Incentives”). The incentive is calculated based on the taxable income of the incentivized activity and considers the allocation of operating profit according to the levels of incentivized production during the periods defined as eligible for each product, usually 10 years. These tax incentives substantially expire between December, 2027 and December, 2035, according to the tax incentive concession for each operation.

In addition to these incentives, part of the income tax payable can be reinvested in the acquisition of new machinery and equipment ("Reinvestment Incentive"), subject to subsequent approval by the Superintendência de Desenvolvimento da Amazônia (“SUDAM”).

As determined by the Brazilian law and Resolution of the SUDAM Deliberative Council No. 136 of 2025, which requires the reinvestment to be capitalized, the tax savings obtained due to these incentives must be recorded in the retained earnings reserve in equity and cannot be distributed as dividends to shareholders. In February 2026, Vale’s Board of Directors approved the use of a portion of the tax incentive reserve to increase the Company’s share capital, in the amount of US$96 (R$500 million) (Note 25a).

The impact of these tax incentives on the effective tax rate on income is presented as “tax incentives” in item (a) of this note.

Changes in laws and regulations - The Lei Complementar No. 224 (“LC No. 224”), enacted in December 2025 and effective from 2026, provides for a linear 10% reduction in federal tax incentives and benefits. In this context, any utilization of the Reinvestment Incentive from 2026 onward will be subject to the requirements and potential reductions set forth in LC No. 224.

The Income Tax Reduction Incentives currently granted to the Company will not be materially affected by LC No. 224 during their current concession periods. As their expiration dates approach, Vale will assess its new eligibility and the possibility of applying for new concessions.

16

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

d) Uncertain tax positions (“UTP”)

The amount under discussion with the tax authorities is US$9,466 as of March 31, 2026 (December 31, 2025: US$8,858), which includes the tax effects arising from the reduction of the tax losses and negative basis of the CSLL by US$1,790 as of March 31, 2026 (December 31, 2025: US$1,658), if the tax authority does not accept the tax treatment adopted by the Company in relation to these matters.

	March 31, 2026			December 31, 2025
	Assessed (i)	Potential (ii)	Total	Assessed (i)	Potential (ii)	Total
UTPs not recorded on statement of financial position
Transfer pricing over the exportation of ores to a foreign subsidiary	5,200	1,906	7,106	4,819	1,808	6,627
Expenses of interest on capital	1,326	–	1,326	1,311	–	1,311
Proceeding related to income tax paid abroad	556	–	556	517	–	517
Goodwill amortization	1,086	80	1,166	1,008	77	1,085
Payments to Renova Foundation	793	292	1,085	733	277	1,010
Others	505	–	505	470	–	470
	9,466	2,278	11,744	8,858	2,162	11,020

(i) Includes the tax effects arising from the reduction of the tax losses and negative basis of the CSLL, with fines and interest.

(ii) Includes the principal, without fines and interest.

e) Recoverable and payable taxes and settlement programs (REFIS)

	Current assets		Non-current assets		Current liabilities		Non-current liabilities
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Value-added tax ("ICMS")	340	311	19	19	54	52	–	–
Brazilian federal contributions ("PIS" and "COFINS")	158	208	1,429	1,293	1	2	–	–
Income taxes	801	973	497	462	340	351	–	–
Financial compensation for the exploration of mineral resources ("CFEM")	–	–	–	–	56	77	–	–
Other	13	13	2	2	195	205	–	–
Total taxes payable and recoverable	1,312	1,505	1,947	1,776	646	687	–	–

REFIS liabilities (i)	–	–	–	–	453	423	726	784
Total REFIS liabilities	–	–	–	–	453	423	726	784

(i) The balance mainly relates to the settlement programs of claims regarding the collection of income tax and social contribution on equity gains of foreign subsidiaries and associates from 2003 to 2012. This amount bears SELIC interest rate (Special System for Settlement and Custody) and will be paid in monthly installments until October 2028 and the impact of the SELIC over the liability is recorded under the Company’s financial results (note 15).

f) Global minimum tax (Pilar II)

In December 2021, the Organization for Economic Co-operation and Development (“OECD”) issued the Pillar II model rules to reform international corporate taxation. Multinational economic groups within the scope of these rules are required to calculate their effective tax rate in each country in which they operate, the GloBE effective tax rate.

When the GloBE effective tax rate of any jurisdiction in which the group operates, based on the aggregated view of the entities located in that jurisdiction, is lower than the minimum rate defined at 15%, the multinational group must pay a top-up tax corresponding to the difference between its GloBE effective tax rate and the minimum rate.

The Company is subject to the OECD Pillar II model rules in several jurisdictions, including Brazil, Canada and Switzerland, among others. The Company applied the exception to the recognition and disclosure of information on deferred tax assets and liabilities arising from tax law for the implementation of the OECD Pillar II model rules, according to IAS 12 – Income Taxes.

17

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

g) Value added taxes reform

In 2025, a value added taxes reform was enacted through the Lei Complementar Nº 214 ("Reform"), providing the replacement of taxes such as PIS, COFINS, ICMS, ISS and IPI by the Contribution on Goods and Services ("CBS") and the Tax on Goods and Services ("IBS"), as well as the creation of the Selective Tax ("IS"), which applies to certain economic sectors, including the mining sector.

The transition period to the new taxation methodology takes place from 2026 to 2032, with no incidence of the new taxes implemented by the Reform in the first year of transition. The impacts of the Reform on the Company’s operations are being assessed throughout fiscal year 2026, and the necessary adjustments to its processes and systems are being implemented progressively, in accordance with the timeline established by the legislation. Based on the information currently available, no material impacts have been identified on the interim financial statements.

6. Basic and diluted earnings per share

The basic and diluted earnings per share are presented below:

Three-month period ended March 31,	2026	2025
Net income attributable to Vale S.A.'s shareholders	1,893	1,394

Thousands of shares
Weighted average number of common shares outstanding	4,268,602	4,268,759
Weighted average number of common shares outstanding and potential ordinary shares	4,274,631	4,273,772

Basic and diluted earnings per share attributable to Vale S.A.'s shareholders
Common share (US$)	0.44	0.33

18

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Working capital

19

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

7. Accounts receivable

	Notes	March 31, 2026	December 31, 2025
Receivables from contracts with customers
Third parties
Iron Ore Solutions		1,251	1,276
Vale Base Metals		1,056	944
Other		14	16
Related parties	29(b)	135	115
Accounts receivable		2,456	2,351
Expected credit loss		(55)	(54)
Accounts receivable, net		2,401	2,297

Provisionally priced commodities sales - The Company is mainly exposed to iron ore and copper price risk. The determination of the final sales price for these commodities is based on the pricing period outlined in the sales contracts, typically occurring after the revenue recognition date. Consequently, the Company initially recognizes revenue using a provisional invoice. Subsequently, the receivables associated with provisionally priced products are measured at fair value through profit or loss (note 16) and any fluctuations in the value of these receivables are presented as net operating revenue in the income statement. In the period ended March 31, 2026, the net operating revenue arising from fair value adjustments to provisionally priced contracts totaled US$104.

The sensitivity of the Company’s risk related to the final settlement of provisionally priced accounts receivable is detailed below:

	March 31, 2026
	Thousand metric tons	Provisional price (US$/ton)	Variation	Effect on revenue (US$ million)
Iron ore	13,145	106	+-10%	+- 139
Copper	88	12,600	+-10%	+- 107

8. Inventories

	March 31, 2026	December 31, 2025
Finished products
Iron Ore Solutions	3,289	3,184
Vale Base Metals	735	686
	4,024	3,870

Work in progress	952	901
Consumable inventory	1,160	1,168

Net realizable value provision	(1)	(2)
Total of inventories	6,135	5,937

The cost of goods sold is presented in note 4(a).

20

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

9. Suppliers and other payables

	Notes	March 31, 2026	December 31, 2025
Third parties		5,289	5,331
Related parties	29(b)	201	234
Total		5,490	5,565

The financial liabilities presented as suppliers and other payables in the Company's statement of financial position represent the outstanding balance of invoices for purchases of goods and services, with an average payment term of approximately 60 days.

The Company enters into supplier finance arrangements ("Arrangements") as part of its working capital strategy used in the Company's usual operating cycle, being the payment term extension limited to a short-term period. The Company is also party in agreements structured so that certain suppliers can advance their receivables with Vale due to purchases of materials and services, without any type of change in value or payment terms for the Company. These supplier finance arrangements continue to be presented as suppliers in the Company's statement of financial position, as the terms and conditions of the original liabilities were not substantially modified. The carrying amount related to these transactions was US$1,357 as of March 31, 2026 (US$1,386 as of December 31, 2025), for which the suppliers had already received payment from the finance providers.

Financial charges related to the increase in payment terms are recognized in the financial results as "Interest on working capital transactions" (note 15). The financial charges and foreign exchange gains/losses recognized in the income statement for the year ended March 31, 2026 due to the Arrangements totaled, US$64 (2025: US$39) and US$1 (2025: US$0), respectively.

10. Cash flows from operating activities

a) Reconciliation of cash flows from operating activities

Three-month period ended March 31,	Notes	2026	2025
Cash flow from operating activities:
Income before income taxes		2,445	2,043
Adjusted for:
Equity results and other results in associates and joint ventures	26	(36)	(59)
Impairment and other results related to non-current assets, net	11, 13 and 27	120	253
Changes in estimates related to the provision of Brumadinho	22	(6)	39
Changes in estimates related to the provision of de-characterization of dams	12	(3)	(9)
Depreciation, depletion and amortization		845	704
Financial results, net	15	(34)	(185)
Changes in assets and liabilities:
Accounts receivable	7	(119)	316
Inventories	8	(214)	(239)
Suppliers and contractors	9	(262)	(21)
Other assets and liabilities, net		(268)	(308)
Cash generated from operations		2,468	2,534

b) Non-cash transactions

Three-month period ended March 31,	2026	2025
Non-cash transactions:
Additions to PP&E with capitalized borrowing costs	5	4

21

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

22

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

11. Property, plant, and equipment

	Notes	Land	Building and facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Other	Constructions in progress	Total
Balance as of December 31, 2025		659	18,320	4,542	4,267	2,389	607	2,384	10,457	43,625
Additions		–	–	–	–	–	(1)	–	1,083	1,082
Interest capitalization		–	–	–	–	–	–	–	5	5
Disposals		–	(8)	(3)	–	–	–	–	(36)	(47)
Assets retirement obligation	12	–	–	–	48	–	–	–	–	48
Depreciation, depletion and amortization		–	(274)	(171)	(103)	(44)	(48)	(115)	–	(755)
Translation adjustment		24	828	148	78	127	11	81	411	1,708
Transfers		–	443	333	1,235	12	–	55	(2,078)	–
Balance as of March 31, 2026		683	19,309	4,849	5,525	2,484	569	2,405	9,842	45,666
Cost		683	34,842	12,001	16,529	4,487	1,592	5,871	9,842	85,847
Accumulated depreciation		–	(15,533)	(7,152)	(11,004)	(2,003)	(1,023)	(3,466)	–	(40,181)
Balance as of March 31, 2026		683	19,309	4,849	5,525	2,484	569	2,405	9,842	45,666

Balance as of December 31, 2024		590	16,150	4,038	4,547	2,088	660	2,192	9,719	39,984
Additions		–	–	–	–	–	108	–	1,064	1,172
Interest capitalization		–	–	–	–	–	–	–	4	4
Disposals		(1)	(7)	(2)	(7)	–	–	(12)	(102)	(131)
Impairments		–	–	–	–	–	–	–	(18)	(18)
Assets retirement obligation	12	–	–	–	86	–	–	–	–	86
Depreciation, depletion and amortization		–	(243)	(155)	(94)	(37)	(34)	(77)	–	(640)
Transfer to held for sale (Energy Assets)	27(a)	–	(330)	(358)	(1)	–	(37)	(48)	(57)	(831)
Translation adjustment		38	1,070	216	172	166	18	107	520	2,307
Transfers		22	628	215	(1,059)	89	–	108	(3)	–
Balance as of March 31, 2025		649	17,268	3,954	3,644	2,306	715	2,270	11,127	41,933
Cost		649	29,700	9,822	11,442	4,018	1,531	5,099	11,127	73,388
Accumulated depreciation		–	(12,432)	(5,868)	(7,798)	(1,712)	(816)	(2,829)	–	(31,455)
Balance as of March 31, 2025		649	17,268	3,954	3,644	2,306	715	2,270	11,127	41,933

For more details regarding right of use and lease liability see note 19.

Suspension of production at the São Luís Pelletizing Plant

In March 2026, the Company decided to temporarily suspend production at the São Luís pelletizing plant ("Plant"), located in the state of Maranhão, Brazil, due to the current demand conditions for iron ore pellets. Vale will evaluate the timing of a potential full resumption based on market conditions.

The temporary suspension of production was considered an indicator of impairment for the Plant. Accordingly, the Company performed an impairment test, which indicated that the recoverable amount exceeds the corresponding carrying amount. Therefore, no impairment loss was recognized as of March 31, 2026.

23

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

However, Vale recognized a provision in the amount of US$136, related to a take-or-pay natural gas supply contract linked to the Plant’s operations, which became onerous. This effect was recognized in profit or loss and presented as “Impairment and other results related to non-current assets, net".

12. Provision for de-characterization of dam structures and asset retirement obligations

The Company is subject to local laws and regulations, that require the decommissioning of the assets that Vale operates at the end of their useful lives, therefore, expenses related to the demobilization occur after the end of operational activities and throughout the life of operations through progressive closures. These obligations are regulated in Brazil at the Federal and State levels by ANM (National Mining Agency) and Environmental Agencies, respectively. Among the requirements, the closure plans must consider the physical, chemical and biological stability of the areas and post-closure actions for the period necessary to verify the effectiveness of the decommissioning. These obligations are accrued and are subject to critical estimates and assumptions applied to the measurement of costs by the Company. Depending on the geotechnical characteristics of the structures, the Company is required to de-characterize the structures, as shown in item a) below.

Effects in the income statement

Three-month period ended March 31	Reference	2026	2025
De-characterization of upstream geotechnical structures	12(a)	(3)	(9)
Obligation for asset decommissioning	12(b)	5	8
Total		2	(1)

Provision changes during the period

	Notes	De-characterization of upstream geotechnical structures (i)	Asset retirement obligations	Environmental obligations	Total
Balance as of December 31, 2025		2,097	3,621	444	6,162
Changes in estimates - amounts for closed plants charged to the income statement		(3)	5	–	2
Changes in estimates – capitalized value for operational plants		–	48	(27)	21
Disbursements		(63)	(47)	(38)	(148)
Monetary and present value adjustments		40	45	7	92
Transfer to assets held for sale	27(b)	–	(107)	–	(107)
Translation adjustments		113	74	19	206
Balance as of March 31, 2026		2,184	3,639	405	6,228

(i) The cash outflows for de-characterization projects are estimated for a period up to 13 years and were discounted to present value at an annual rate in real terms, which increased from 7.77% on December 31, 2025 to 7.81% on March 31, 2026.

a) De-characterization of upstream geotechnical structures

As a result of the Brumadinho dam failure (note 22) and, in compliance with laws and regulations, the Company has decided to accelerate the plan to “de-characterize” of all its dams and dikes built under the upstream method, located in Brazil. These structures are in different stages of maturity, for which the estimate of expenditures includes in its methodology a high degree of uncertainty in the definition of the total cost of the project in accordance with best market practices.

The Company also operates tailings dams in Canada, including upstream compacted dams. However, the Company decided that these dams will be decommissioned using other methods, thus, the provision to carry out the decommissioning of dams in Canada is recognized as “Obligations for decommissioning assets and environmental obligations”, as presented in item (b) below.

Operational stoppage

The Company has suspended some operations due to judicial decisions or technical analysis performed by Vale regarding the safety of its geotechnical structures located in Brazil. The Company has been recording losses in relation to the operational stoppage and idle capacity of the Iron Ore Solutions segment in the amount of US$9 for the three-month period ended March 31, 2026 (2025: US$10). Vale is working on legal and security to resume operations.

24

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Asset retirement obligations and environmental obligations

	Liability			Discount rate	Cash flow maturity
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Liability by geographical area
Brazil	2,411	2,299	7.20%	7.17%	2163	2163
Canada	1,361	1,487	1.78%	1.81%	2152	2152
Oman	153	153	3.70%	3.48%	2035	2035
Other regions	119	126	2.90%	2.75%	-	-
	4,044	4,065
Operating plants	2,903	2,961
Closed plants	1,141	1,104
	4,044	4,065

Financial guarantees

The Company has guarantees issued by financial institutions in the amount of US$1,112 as of March 31, 2026 (December 31, 2025: US$1,134), in connection with the asset retirement obligations for its Vale Base Metals operations. The financial cost of these guarantees is immaterial.

13. Intangible assets

	Notes	Goodwill	Concessions	Software	Research and development projects	Patents	Total
Balance as of December 31, 2025		1,297	7,091	80	2	483	8,953
Additions		–	17	10	–	–	27
Disposals		–	–	–	–	–	–
Amortization		–	(73)	(10)	–	(18)	(101)
Transfers		–	–	–	–	–	–
Translation adjustment		70	384	4	–	26	484
Balance as of March 31, 2026		1,367	7,419	84	2	491	9,363
Cost		1,367	9,573	693	2	526	12,161
Accumulated amortization		–	(2,154)	(609)	–	(35)	(2,798)
Balance as of March 31, 2026		1,367	7,419	84	2	491	9,363

Balance as of December 31, 2024		3,038	6,942	84	450	–	10,514
Additions		–	75	8	–	–	83
Disposals		–	(2)	–	–	–	(2)
Amortization		–	(74)	(12)	–	–	(86)
Impairment		(117)	–	–	–	–	(117)
Transfer to held for sale (Energy Assets)	27(a)	(131)	(770)	–	(3)	–	(904)
Translation adjustment		110	544	6	34	–	694
Balance as of March 31, 2025		2,900	6,715	86	481	–	10,182
Cost		2,900	8,435	613	481	–	12,429
Accumulated amortization		–	(1,720)	(527)	–	–	(2,247)
Balance as of March 31, 2025		2,900	6,715	86	481	–	10,182

25

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

14. Railway concessions

Liabilities related to the concession grants

The Company’s integrated operations encompass the railway concessions of the Vitória a Minas Railroad ("EFVM") and the Carajás Railroad ("EFC"). The EFVM railway connects the mines of the Southern System, located in the Quadrilátero Ferrífero region in the Brazilian state of Minas Gerais, to the Port of Tubarão in Vitória, Espírito Santo. The EFC railway links the mines of the Northern System in the Carajás region, in the state of Pará, to the Ponta da Madeira maritime terminal in São Luís, Maranhão. The liabilities related to these railway concessions are presented below:

	Consolidated						Discount rate
	December 31, 2025	Changes in estimates	Monetary and present value adjustments	Disbursements	Translation adjustment	March 31, 2026	March 31, 2026	December 31, 2025	Remaining term of obligations
Payment obligation	1,341	(3)	30	(15)	72	1,425	7.59% - 11.04%	7.49% - 11.04%	32 years
Infrastructure investment	1,053	19	20	(81)	56	1,067	7.24% - 7.93%	7.15% - 9.10%	7 years
	2,394	16	50	(96)	128	2,492
Current liabilities	570					616
Non-current liabilities	1,824					1,876
Liabilities	2,394					2,492

In December 2020, the Company entered into an agreement with the Federal Government to extend its operating concessions for the EFC and EFVM for thirty years, extending the maturity date from 2027 to 2057.

Later, in January 2024, responding to a request from the Ministry of Transportation ("MT"), Vale, the National Land Transport Agency (“ANTT”), and the Brazilian Federal Government, resumed discussions on the general conditions of the concession agreements. On December 30, 2024, they established the general framework for a renegotiation of the concession agreements entered into in December 2020, with the aim of promoting the modernization and updating of the existing contracts. This process was subject to evaluation and approval by the competent authorities and was to be formalized through a consensual solution discussed with the relevant bodies involved at the Brazilian Federal Court of Accounts. However, on August 28, 2025, within the context of the consensual solution conducted by the Brazilian Federal Court of Accounts, it was not possible to reach consensus among the parties within the established deadline.

On April 16, 2026 (subsequent event), Vale’s Board of Directors approved the continuation of negotiations related to the optimization of the EFC and EFVM concession agreements with the MT, ANTT, and Infra S.A., within the scope of their respective legal authorities. Any potential accounting impacts, if applicable, will be recognized in the period in which an agreement is signed.

Despite the ongoing discussions, the concession agreements remain in force, the Company remains in compliance with the established obligations, and continues to be committed to the general terms defined in the agreement entered into on December 30, 2024. Vale believes that the provisions recognized remain adequate to meet the obligations related to the existing concession agreements.

26

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

t

27

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

15. Financial results

Three-month period ended March 31,	Notes	2026	2025
Financial income
Short-term investments		110	98
Others		18	18
		128	116
Financial expenses
Interest on loans and borrowings	21	(259)	(220)
Expenses from bonds and participative shareholders debentures premium repurchase	21 and 20(b)	–	(44)
Interest on working capital transactions	7 and 9	(64)	(39)
Interest on other financial liabilities	5(e), 19 and 20(a)	(38)	(26)
Taxes on financial income		(12)	(16)
Others		(45)	(37)
		(418)	(382)
Other financial items, net
Foreign exchange and indexation losses, net		(165)	(352)
Participative shareholders' debentures	20(b)	(236)	38
Derivative financial instruments, net	17	725	765
		324	451
Total		34	185

28

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

16. Financial assets and liabilities

a)	Classification

The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

		March 31, 2026				December 31, 2025
Financial assets	Notes	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents (i)		5,085	–	–	5,085	7,372	–	–	7,372
Short-term investments (ii)		–	–	194	194	–	–	194	194
Derivative financial instruments	17	–	–	881	881	–	–	414	414
Accounts receivable	7	296	–	2,105	2,401	161	–	2,136	2,297
		5,381	–	3,180	8,561	7,533	–	2,744	10,277
Non-current
Judicial deposits	24(c)	597	–	–	597	651	–	–	651
Restricted cash	20	10	–	–	10	9	–	–	9
Derivative financial instruments	17	–	–	377	377	–	–	203	203
Investments in equity securities	20	–	69	–	69	–	63	–	63
		607	69	377	1,053	660	63	203	926
Total of financial assets		5,988	69	3,557	9,614	8,193	63	2,947	11,203

Financial liabilities
Current
Suppliers and other payables	9	5,490	–	–	5,490	5,565	–	–	5,565
Derivative financial instruments	17	–	–	118	118	–	–	94	94
Loans and borrowings	18	598	–	–	598	518	–	–	518
Leases	19	160	–	–	160	160	–	–	160
Subordinate notes	20(a)	4			4	4			4
Railway concession	14	616	–	–	616	570	–	–	570
Other financial liabilities - Related parties	29	228	–	–	228	235	–	–	235
Other financial liabilities	20	290	–	–	290	322	–	–	322
		7,386	–	118	7,504	7,374	–	94	7,468
Non-current
Derivative financial instruments	17	–	–	30	30	–	–	52	52
Loans and borrowings	18	17,598	–	–	17,598	17,616	–	–	17,616
Leases	19	481	–	–	481	508	–	–	508
Subordinate notes	20(a)	741	–	–	741	741	–	–	741
Participative shareholders' debentures	20(b)	–	–	2,613	2,613	–	–	2,254	2,254
Railway concession	14	1,876	–	–	1,876	1,824	–	–	1,824
Other financial liabilities	20	–	–	15	15	–	–	–	–
		20,696	–	2,658	23,354	20,689	–	2,306	22,995
Total of financial liabilities		28,082	–	2,776	30,858	28,063	–	2,400	30,463

(i) Includes US$1,716 (2025: US$2,531) denominated in R$, US$3,047 (2025: US$4,612) denominated in US$ and US$322 (2025: US$229) denominated in other currencies.

(ii) It substantially comprises investments in debt securities and investments in exclusive investment funds, whose portfolio is composed of repo operations and bank certificates of deposit ("CDBs").

29

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Hierarchy of fair value

		March 31, 2026			December 31, 2025
	Notes	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Short-term investments		33	161	194	33	161	194
Derivative financial instruments	17	–	1,258	1,258	–	617	617
Accounts receivable	7	–	2,105	2,105	–	2,136	2,136
Investments in equity securities	20	–	69	69	–	63	63
		33	3,593	3,626	33	2,977	3,010

Financial liabilities
Derivative financial instruments	17	–	148	148	–	146	146
Participative shareholders' debentures	20(b)	–	2,613	2,613	–	2,254	2,254
Other financial liabilities		–	15	15	–	–	–
		–	2,776	2,776	–	2,400	2,400

There were no transfers between levels 1, 2 and 3 of the fair value hierarchy during the period presented.

c) Fair value of loans, borrowings and subordinated notes

Loans, borrowings and subordinated notes are measured at amortized cost. To determine the fair value of these financial instruments traded in secondary markets, the closing market quotations on the balance sheet dates were used. The carrying amount of the other financial liabilities measured at amortized cost represents a reasonable approximation of their respective fair value.

	March 31, 2026		December 31, 2025
	Carrying amount	Fair value	Carrying amount	Fair value
Bonds	7,730	7,850	7,683	8,034
Debentures	2,547	2,537	2,370	2,351
Total loans and borrowings	10,277	10,387	10,053	10,385

Subordinated notes	745	732	745	748

17. Financial and capital risk management

Effects of derivatives on the statement of financial position

	March 31, 2026		December 31, 2025
	Assets	Liabilities	Assets	Liabilities
Foreign exchange and interest rate risk	872	94	588	133
Commodities price risk	386	52	29	13
Embedded derivatives	–	2	–	–
Total	1,258	148	617	146

Net exposure

	March 31, 2026	December 31, 2025
Foreign exchange and interest rate risk (i)	778	455
Commodities price risk	334	16
Embedded derivatives	(2)	–
Total	1,110	471

(i) Includes a positive balance of US$422 and US$181 as of March 31, 2026 and December 31, 2025, respectively, related to transactions to mitigate foreign exchange and interest rate fluctuations on loans, borrowings and provisions related to Brumadinho and Samarco.

30

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Effects of derivatives on the income statement

	Gain (loss) recognized in the income statement
Three-month period ended March 31,	2026	2025
Foreign exchange and interest rate risk	362	764
Commodities price risk	365	–
Embedded derivatives	(2)	1
Total	725	765

Effects of derivatives on the cash flows

	Financial settlement inflows (outflows)
Three-month period ended March 31,	2026	2025
Foreign exchange and interest rate risk	69	143
Commodities price risk	47	(9)
Total	116	134

a) Market risk

a.i) Foreign exchange and interest rates

	Notional		Fair value		Fair value by year
Flow	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025	2027	2028	2029+
Foreign Exchange and Interest Rate Derivatives	US$ 9.099	US$ 9.201	778	455	410	137	231

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
R$ depreciation	778	(565)	(1,917)
US$ interest rate inside Brazil decrease	778	618	431
Brazilian interest rate increase	778	386	65
TJLP interest rate decrease	778	778	778
IPCA index decrease	778	578	394
SOFR interest rate decrease	778	756	734

a.ii) Protection program for product prices and input costs

	Notional		Fair value		Fair value by year
Flow	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025	2027	2028	2029+
Brent crude oil (bbl)
Options	17,798,874	22,224,999	317	(5)	317	–	–

Forward Freight Agreement (days)
Freight forwards	840	2,070	8	15	8	–	–

Fixed price Nickel sales protection (ton)
Nickel forwards	24,220	3,557	9	5	9	–	–

Fixed price Cobalt sales protection (tons)
Cobalt forwards	40	26	–	1	–	–	–

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Brent crude oil (bbl)	Decrease in fuel oil price	317	42	(179)
Forward Freight Agreement (days)	Decrease in freight price	8	2	(4)
Hedge for fixed-price nickel sales (tons)	Decrease in nickel price	9	(25)	(77)
Hedge for fixed-price cobalt sales (tons)	Decrease in cobalt price	–	(1)	(1)

31

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

a.iii) Embedded derivatives in contracts

	Notional		Fair value		Fair value by year
Flow	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025	2027	2028	2029+
Embedded derivative (pellet price) in natural gas purchase agreement (volume/month)
Call options	746,667	746,667	(2)	–	–	–	(2)

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Embedded derivative (pellet price) in natural gas purchase agreement (volume/month)
Embedded derivatives - Gas purchase	Pellet price increase	(2)	(6)	(12)

a.iv) Hedge accounting

	Gain recognized in the other comprehensive income
Three-month period ended March 31,	2026	2025
Net investment hedge	136	171

b) Credit risk management

b.i) Financial Counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents, as well as short-term investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions' credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency as published by Moody’s regarding the main financial institutions used by the Company to contract derivative instruments, cash and cash equivalents transaction.

	March 31, 2026		December 31, 2025
	Cash and cash equivalents and investment	Derivatives	Cash and cash equivalents and investment	Derivatives
Aa2	738	34	721	1
A1	1,820	434	2,918	169
A2	2	12	1	–
A3	1,149	191	1,339	61
Baa1	1	–	–	–
Baa2	8	–	2	–
Baa3	32	–	55	–
Ba1 (i)	781	272	1,658	198
Ba2 (i)	748	315	872	188
	5,279	1,258	7,566	617

(i) A substantial part of the balances is held with financial institutions in Brazil which are deemed investment grade in local currency.

c) Liquidity risk management

The liquidity risk arises from the possibility that Vale might not perform its obligations on due dates, as well as face difficulties to meet its cash requirements due to market liquidity constraints.

The Company manages its cash on a consolidated basis and has sufficient capacity to meet its short-term obligations.

32

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

18. Loans and borrowings

a) Outstanding balance of loans and borrowings by type and currency

		Current liabilities		Non-current liabilities
	Average interest rate (i)	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Quoted in the secondary market:
US$ Bonds	6.06%	–	–	7,607	7,607
R$ Debentures	7.34%	44	57	2,438	2,286
Debt contracts in Brazil in (ii):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	10.18%	46	44	83	89
Basket of currencies and bonds in US$ indexed to SOFR		–	–	–	150
Debt contracts in the international market in:
US$, with variable and fixed interest	5.09%	250	205	6,935	6,944
Other currencies, with fixed interest	5.77%	12	12	32	43
Other currencies, with variable interest	2.76%	5	5	503	497
Accrued charges		241	195	–	–
Total		598	518	17,598	17,616

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable as of March 31, 2026.

(ii) The Company entered into derivatives to mitigate the exposure to cash flow variations of all floating rate debt contracted in Brazil, resulting in an average cost of 2,4% per year in US$.

The reconciliation of loans and borrowings with the cash flows arising from financing activities is presented in note 21.

b) Future flows of principal and interest of loans and borrowings payments

	Principal	Estimated future interest payments (i)
2026	277	805
2027	847	972
2028	879	934
2029	3,458	900
From 2030 to 2032	4,474	1,874
2033 onwards	8,020	3,932
Total	17,955	9,417

(i) Based on interest rate curves and foreign exchange rates applicable as of March 31, 2026 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the annual financial statements.

c) Covenants

The Company's main financial covenants require it to maintain certain ratios, such as the leverage ratio and interest coverage ratio. Vale is also subject to non-financial covenants normally practiced in the market, such as compliance with certain governance and environmental standards, among others.

The Company is required to comply with these covenants at the end of each annual reporting period and there are no indications that Vale would have difficulties complying with them on the next measurement date, which will be as of December 31, 2026.

19. Leases

a) Right of use

	December 31, 2025	Additions and contract modifications	Depreciation	Translation adjustment	March 31, 2026
Ports	26	9	(14)	–	21
Vessels	345	(1)	(15)	1	330
Pelletizing plants	90	(11)	(8)	5	76
Properties	83	(1)	(4)	3	81
Energy plants	21	–	(3)	–	18
Others	42	3	(4)	2	43
Total	607	(1)	(48)	11	569

33

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Leases liabilities

	December 31, 2025	Additions and contract modifications	Payments (i)	Interest	Transfer to held for sale (note 27b)	Translation adjustment	March 31, 2026
Ports	31	9	(3)	–	–	(9)	28
Vessels	350	(1)	(17)	3	–	–	335
Pelletizing plants	97	(11)	(2)	1	–	5	90
Properties	97	(1)	(6)	1	–	14	105
Energy plants	43	–	(3)	1	–	(11)	30
Others	50	3	(3)	1	(4)	6	53
Total	668	(1)	(34)	7	(4)	5	641
Current liabilities	160						160
Non-current liabilities	508						481
Total	668						641

(i) The total amount of the variable lease payments not included in the measurement of lease liabilities was US$35 recorded in the income statement for the three-month period ended March 31, 2026 (2025: US$8 in the three-month period ended March 31, 2025).

Annual minimum payments and remaining lease term

The following table presents the undiscounted lease obligation by maturity date. The lease liability recognized in the statement of financial position is measured at the present value of such obligations.

	2026	2027	2028	2029	2030 onwards	Total	Remaining term (years)	Discount rate
Ports	8	1	1	1	16	27	1 to 17	4% to 5%
Vessels	53	70	59	50	138	370	1 to 7	3% to 4%
Pelletizing plants	33	24	21	6	22	106	1 to 7	2% to 5%
Properties	16	21	20	15	32	104	1 to 13	2% to 6%
Energy plants	4	5	5	5	28	47	1 to 4	5%
Others	15	15	12	6	3	51	1 to 4	3% to 6%
Total	129	136	118	83	239	705

34

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

20. Other financial assets and liabilities

		Current		Non-Current
	Notes	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Other financial assets
Restricted cash		-	-	10	9
Derivative financial instruments	16	881	414	377	203
Investments in equity securities		-	-	69	63
Loans - Related parties	29(b)	45	43	245	207
		926	457	701	482
Other financial liabilities
Derivative financial instruments	16	118	94	30	52
Subordinated notes	20(a)	4	4	741	741
Participative shareholders’ debentures	20(b)	-	-	2,613	2,254
Other financial liabilities - Related parties	29(b)	228	235	-	-
Other		290	322	15	-
		640	655	3,399	3,047

a) Subordinated notes

These instruments mature in 2056 and have payment priority only over share capital, being subordinated to all of Vale’s financial and non-financial obligations.

Remuneration is paid through semiannual interest at an initial rate of 6% per year. However, the Company holds the right to defer the payment of such interest until the maturity of the principal, subject to events under its control.

In February 2026, the Company paid remuneration on these subordinated instruments the amount of US$11.

b) Participative shareholders' debentures

The impact of the participative shareholders' debentures on the financial results is presented in note 15, and the weighted-average price of secondary-market trades in the last month of each period is presented below:

	Average price (R$)
Three-month period ended March 31,	2026	2025
Participative shareholders’ debentures	45.59	34.73

On April 1st, 2026 (subsequent event), the Company made available for withdrawal as remuneration the amount of US$134 for the second semester of 2025 (2025: US$132 for the second semester of 2024).

35

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

21. Cash flows from financing activities

Reconciliation of cash flows from liabilities arising from financing activities

	Quoted in the secondary market	Other debt contracts in Brazil	Other debt contracts on the international market	Total loans and borrowings	Subordinated notes	Total
Balance as of December 31, 2025	10,053	285	7,796	18,134	745	18,879
Additions	–	–	962	962	–	962
Payments	(21)	(161)	(935)	(1,117)	–	(1,117)
Interest paid (i)	(69)	(6)	(128)	(203)	(11)	(214)
Cash flow from financing activities	(90)	(167)	(101)	(358)	(11)	(369)
Effect of exchange rate	132	9	3	144	–	144
Interest accretion	181	2	93	276	11	287
Non-cash changes	313	11	96	420	11	431
Balance as of March 31, 2026	10,276	129	7,791	18,196	745	18,941

Balance as of December 31, 2024	8,539	337	5,916	14,792	–	14,792
Additions	750	–	861	1,611	–	1,611
Payments	(349)	(11)	(580)	(940)	–	(940)
Interest paid (i)	(116)	(4)	(120)	(240)	–	(240)
Cash flow from financing activities	285	(15)	161	431	–	431
Transfer to held for sale (Energy Assets)	(210)	(30)	–	(240)	–	(240)
Effect of exchange rate	139	15	2	156	–	156
Interest accretion	187	3	86	276	–	276
Non-cash changes	116	(12)	88	192	–	192
Balance as of March 31, 2025	8,940	310	6,165	15,415	–	15,415

(i) Classified as operating activities in the statement of cash flows.

Fundings in 2026

•	In the first quarter of 2026, the Company contracted loans of US$962 indexed to SOFR plus spread adjustments with maturities between 2027 and 2031.

Payments in 2026

•	In the first quarter of 2026, the Company settled loans of US$1,117.

Fundings in 2025

•	In the first quarter of 2025, the Company (i) contracted loans of US$861 indexed to SOFR plus spread adjustments with maturities between 2026 and 2029, and (ii) issued bonds of US$750 with a coupon of 6.40% per year, payable semi-annually, and maturing in 2054.

Payments in 2025

•	In the first quarter of 2025, the Company settled loans of US$150 and redeemed notes maturing in 2034, 2036, and 2039 in the total amount of US$329 and paid a premium of US$44, recorded as “Bond premium repurchase” in the financial results of the period.

36

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

37

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

22. Brumadinho dam failure

In January 2019, a tailings dam (“Dam I”) experienced a failure at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais, Brazil. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities or presumed fatalities, including two pregnant women, and caused extensive property and environmental damage in the region.

As a result of the dam failure, the Company recognized provisions to meet its assumed obligations, including indemnification to those affected by the event, remediation of the impacted areas and compensation to the society. In addition, the Company has incurred expenses, which have been recognized straight to the income statement, in relation to tailings management, communication services, humanitarian assistance, payroll, legal services, water supply, among others.

Effects in income statements

Three-month period ended March 31,	2026	2025
Integral Reparation Agreement	(11)	(25)
Other obligations	5	64
Incurred expenses	186	72
Insurance	(112)	(5)
Expenses related to Brumadinho event	68	106

Changes in the provision in the period

	December 31, 2025	Changes in estimates	Monetary and present value adjustments	Disbursements	Translation adjustment	March 31, 2026
Integral Reparation Agreement
Payment obligations	189	(1)	3	–	10	201
Provision for socio-economic reparation and others	317	(3)	11	(20)	17	322
Provision for social and environmental reparation	515	(7)	16	(26)	29	527
	1,021	(11)	30	(46)	56	1,050
Other obligations
Tailings containment, geotechnical safety and environmental reparation	542	3	15	(31)	29	558
Individual indemnification	75	2	3	(12)	4	72
Other	273	–	10	(18)	14	279
	890	5	28	(61)	47	909
Liability	1,911	(6)	58	(107)	103	1,959

The cash flow for obligations are estimated for an average period ranging from 5 to 7 years and were discounted to the present value at a rate in real terms, which decreased from 8.07% on December 31, 2025 to 7.80% on March 31, 2026.

Judicial Settlement for Integral Reparation

On February 4, 2021, the Company entered into a Judicial Settlement for Integral Reparation (“Global Settlement”), which was under negotiations since 2019, with the State of Minas Gerais, the Public Defender of the State of Minas Gerais and the Federal and the State of Minas Gerais Public Prosecutors Offices, to repair the environmental and social damage resulting from the Dam I rupture. As a result of the Global Settlement, the requests for the reparation of socioenvironmental and socioeconomic damages caused by the dam failure were substantially resolved.

The Global Settlement includes: (i) payment obligations, of which the funds will be used directly by the State of Minas Gerais and Institutions of Justice for socioeconomic and socioenvironmental compensation projects; (ii) socioeconomic projects in Brumadinho and other 25 municipalities from the Paraopeba River Basin; and (iii) compensation of the environmental damage caused by the dam failure. These obligations are projected for an average period of 5 years.

38

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

In addition, the Global Settlement addresses the diffuse and collective socioeconomic damages resulting from the disaster, with the exception of supervening damages, individual damages and homogeneous individual damages of a divisible nature, in accordance with the claims of the lawsuits not extinguished by the Global Settlement.

For the measures described in items (i) and (ii), the amounts are specified in the Global Settlement. For the execution of the environmental recovery, actions have no cap limit, despite having been estimated in the Global Settlement due to the Company's legal obligation to fully repair the environmental damage caused by the dam failure. Therefore, although Vale is monitoring this provision, the amount recorded could materially change depending on several factors that are not under the Company’s control.

Other obligations

The Company is also working to ensure geotechnical safety of the remaining structures at the Córrego do Feijão mine, in Brumadinho, and the removal and proper disposal of the tailings of Dam I, including dredging part of the released material and de-sanding from the channel of the river Paraopeba.

For the individual indemnification, Vale and the Public Defendants of the State of Minas Gerais formalized an agreement on April 5, 2019, under which those affected by the Brumadinho’s dam failure may join an individual or family group out-of-court settlement agreements for the indemnification of material, economic and moral damages. This agreement establishes the basis for a wide range of indemnification payments, which were defined according to the best practices and case law of Brazilian Courts, following rules and principles of the United Nations.

Legal Proceedings

Class action in the United States

Vale is defending itself against a class action brought before a Federal Court in New York and filed by holders of securities - American Depositary Receipts ("ADRs") - issued by Vale.

In August 2024, the Court held a hearing to consider Vale's Motion for Class Decertification, as well as the parties' Cross Motions to Exclude certain expert reports. In March 2026, the Motion for Class Decertification was denied. At present, a decision from the Court regarding the motion to exclude the expert reports is still pending.

In November 2021, a new complaint was filed by eight investment funds that chose to seek redress for alleged damages independently and separately from the class members of the main action, with, for the most part, similar allegations to those presented in the main class action. In March 2026, the Court granted Vale's request and dismissed the portion of the claims brought by these investment funds that was not aligned with the claims asserted in the main class action.

The likelihood of loss of these proceedings is considered possible. However, considering the current phase of these lawsuits, it is not yet possible to reliably estimate the amount of a potential loss and the claimants have also not specified the amounts of the alleged damages in their respective claims.

Arbitration proceedings in Brazil filed by shareholders, a class association and foreign investment funds

In Brazil, Vale is defending itself in four arbitration proceedings in which the claimants seek compensation for alleged damages resulting from the devaluation of the Company’s shares. The claims are based on the allegation that the Company was aware of the risks related to the safety of the Brumadinho dam and failed to disclose such risks to its shareholders.

Among these proceedings, only one does not have an estimated value assigned by the claimants. In the others:

•	Arbitration filed by foreign legal entities, the claimants estimated losses of approximately US$345 (R$1,800 million), plus interest and monetary adjustment.
•	Arbitration also filed by foreign legal entities, the estimated amount was approximately US$747 (R$3,900 million), subject to interest and monetary adjustment.

39

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated
•	Proceeding filed by 385 minority shareholders, the amount in dispute was set at US$575 (R$3,000 million), related to a single event, subject to interest and monetary adjustment, and may be increased at a later stage as alleged by the claimants.
•	Arbitration initiated by foreign legal entities, with no estimated amount assigned by the claimants.

The Company disputes all ongoing proceedings and classifies the likelihood of loss as possible. However, it understands that the probability of loss in the amounts claimed is remote, due to the criteria used by the claimants in their estimates. Given the early stage of the arbitration proceedings and the lack of detailed claims and grounds, it is not possible at this time to reliably estimate the amount of any potential loss.

23. Liabilities related to associates and joint ventures

In November 2015, the Fundão tailings dam owned in Mariana, Minas Gerais, by Samarco Mineração S.A. (“Samarco”) experienced a failure, flooding certain communities and impacting communities and the environment along the Doce River. The dam failure resulted in 19 fatalities and caused property and environmental damage to the affected areas. Samarco is a joint venture equally owned by Vale S.A. and BHP Billiton Brasil Ltda. (‘‘BHPB’’).

Thus, Vale, Samarco, and BHPB entered into agreements with the Federal Union, the States of Minas Gerais and Espírito Santo, and some other federal and state agencies, establishing the creation of socioenvironmental and socioeconomic programs aimed at adopting measures for mitigation, remediation, and compensation of damages. However, the requirements established reparation measures in the agreements could not be fully implemented within the established period, and the involved parties began initiated further negotiations to seek a definitive agreement for the resolution of all obligations related to the dam collapse.

a) Changes in provision related to the Samarco dam failure

The changes on the provision are presented below:

Total
Balance as of December 31, 2025	2,613
Changes in estimates	20
Monetary and present value adjustments	52
Disbursements	(129)
Translation adjustments	141
Balance as of March 31, 2026	2,697

The cash outflows to meet the obligations are discounted to present value at an annual rate in real terms of 7.66% on March 31,2026 (7.66% on December 31, 2025).

b) Definitive Settlement for the full reparation

In October 2024, Vale, Samarco and BHPB, together with the Brazilian Federal Government, the State Governments of Minas Gerais and Espírito Santo, the Federal and State Public Prosecutors’ and Public Defenders’ Offices and other Brazilian public entities (jointly, “the Parties”) entered into an agreement for the integral and definitive reparation of the impacts derived from the Fundão dam collapse, in Mariana, Minas Gerais ("Definitive Settlement") which was ratified in November 2024.

The Definitive Settlement, estimated in US$32.6 billion (R$170 billion), replaced all previous agreements and covers both disbursements made prior to its ratification and new financial commitments, which will be paid over 20 years in remediation and compensation actions. In addition, it provides for initiatives to be implemented by Samarco, with disbursements estimated to occur within the three years following ratification.

Samarco has primary responsibility for the obligations, while Vale and BHPB hold subsidiary responsibility, in proportion to their 50% ownership interests, in case Samarco fails to comply such obligations. The judicial ratification of the agreement extinguished several significant lawsuits filed in Brazil, for which the requests for dismissal were jointly submitted by Vale, BHPB, and Samarco.

40

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c) Remaining legal proceedings

With the Definitive Agreement, the public civil actions brought by the Brazilian Justice Institutions and Brazilian public authorities were substantially resolved and the parameters for compliance with the reparation and compensation for damages were defined. Thus, the remaining most relevant legal proceedings are shown below:

Claims in the United Kingdom and the Netherlands

In July 2024, Vale and BHP have entered into a confidential agreement without any admission of liability pursuant to Vale and BHP will share equally any potential payment obligations arising from the UK and Dutch Claims, described below.

London claim - As a result of the rupture of Samarco’s Fundão dam failure, BHP Group Ltd (“BHP”) was named as defendant in group action claims for damages filed in the courts of England and Wales for approximately 610,000 claimants, between individuals, companies and municipalities from Brazil that were supposedly affected by the Samarco dam failure (the “UK Claim”).

The proceeding was structured in phases, with the first phase devoted to assessing BHP’s liability for the Fundão dam failure. Following the trial of the first phase, held between October 2024 and March 2025, the English court issued a decision in November 2025 recognizing BHP’s liability under Brazilian law. The decision also confirmed the validity of the waivers and release agreements executed by claimants who had already been compensated in Brazil, which will reduce the number of claimants and the amount of the claims.

As a result of this decision, the likelihood of loss in relation to this proceeding was reclassified as probable, and the Company recognized an additional provision of US$449 in the income statement as "Equity results and other results in associates and joint ventures", which is presented in the statement of financial position as "Liabilities related to associates and joint ventures", as it is associated with the failure of the Fundão tailings dam, owned by Samarco.

BHP submitted a request for permission to appeal the first phase decision, which is currently pending review. If leave to appeal is granted, the appeal is expected to be heard in 2026. Any potential appeal does not suspend the progress of the proceedings, which will move forward to the second phase of trial, aimed at the discussion and determination of matters relating to the admissibility and extent of damages. The second phase of the trial is currently scheduled to commence in April 2027 and conclude in March 2028. On July 28 and 29, 2026, a further case management conference is scheduled to take place to address remaining procedural and substantive matters related to the second-phase trial. Subsequently, it is also likely that the English court will establish a third phase to determine the amounts of any potential compensation awards.

Netherlands proceeding - A proceeding was filed against the Company by certain Brazilian municipalities, a company, and a foundation that represents thousands of individuals and some entities, alleging that they were affected by the failure of Samarco’s Fundão dam in 2015.

In March 2024, a court in Amsterdam granted a preliminary injunction freezing the shares in Vale Holdings B.V., a wholly owned subsidiary incorporated in the Netherlands, and the economic rights attached to those shares, for securing the approximate amount of US$1,060 (EUR920 million). In 2025, with the adherence of three municipalities (Iapu, Ponte Nova and Rio Casca) to the Definitive Agreement, they ceased to be part of the litigation and the securing amount was reduced to approximately US$859 (EUR745.4 million). In November 2025, as a result of a settlement reached in a lawsuit before the Federal Regional Court, the company that was part of the group of plaintiffs also ceased to be part to the litigation.

In October 2025, Vale submitted its defense regarding jurisdiction in the lawsuit filed against the Company, and the first hearing of the first stage of the proceedings is expected to take place in the second half of 2026.

The likelihood of loss of this proceeding is considered possible. However, considering the initial phase, it is not yet possible to reliably estimate the amount of a potential loss, and an estimate may become quantifiable as the case progresses.

24. Legal and administrative proceedings

The Company is a defendant in numerous legal and administrative actions in the ordinary course of business, including civil, tax, environmental and labor proceedings.

The Company makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments and on management’s assessment. Provisions are recognized for probable losses of which a reliable estimate can be made.

Arbitral, legal and administrative decisions against the Company, new jurisprudence and changes of existing evidence can result in changes regarding the probability of outflow of resources and on the estimated amounts, according to the assessment of the legal basis.

The lawsuits related to Brumadinho event (note 22) and the Samarco dam failure (note 23) are presented in its specific notes to these financial statements and, therefore, are not disclosed below.

41

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

a) Provision for legal and administrative proceedings

Effects in income statements

Three-month period ended March 31,	2026	2025
Tax litigations	(12)	2
Civil litigations	10	16
Labor litigations	45	39
Total	43	57

Changes in the provisions in the period

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance as of December 31, 2025	217	150	657	19	1,043
Additions and reversals, net	(12)	10	45	–	43
Payments	(18)	(2)	(41)	–	(61)
Indexation and interest	7	4	3	1	15
Translation adjustment	12	8	36	1	57
Balance as of March 31, 2026	206	170	700	21	1,097

The Company has considered all information available to assess the likelihood of an outflow of resources and in the preparation of the estimate of the costs that may be required to settle the obligations.

Tax litigations – The Company is party to several administrative and legal proceedings related mainly to the incidence of Brazilian federal contributions ("PIS" and "COFINS"), Value-added tax ("ICMS") and other taxes. The tax litigation related to income taxes is presented in note 5(d).

Civil litigations – Refers to lawsuits for: (i) indemnities for losses, payments and contractual fines due to contractual imbalance or non-compliance that are alleged by suppliers, and (ii) land claims referring to real estate Vale's operational activities.

Labor litigations – Refers to lawsuits for claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

Environmental litigations – Refers mainly to proceedings for environmental damages and issues related to environmental licensing.

b) Contingent liabilities

	March 31, 2026	December 31, 2025
Tax litigations	7,398	7,218
Civil litigations	2,373	2,111
Labor litigations	398	376
Environmental litigations	1,884	1,201
Total	12,053	10,906

The significant contingent liabilities for which the likelihood of loss is considered possible are discussed below.

Environmental litigations - Overflow from the Viga and Fábrica mines

In January 2026, there was a leak of water containing sediments (soil) at the operational units of Fábrica and Viga, located in the municipalities of Ouro Preto, Minas Gerais, and Congonhas, Minas Gerais, respectively. The Municipality of Congonhas suspended the operating permits for Vale’s activities at the aforementioned units.

42

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

As a result of these events, the Company is a party to four judicial proceedings. Preliminary injunctions of a predominantly preventive nature were granted, aimed at the provision of information and technical documents, the implementation of emergency containment and mitigation measures, structural and environmental monitoring, and the imposition of operational restrictions in the affected areas. Requests for the freezing of financial assets were denied, without prejudice to the freezing of mining rights in the federal lawsuits. In one of these proceedings, a Commitment Agreement was entered into by and among the Public Prosecutor’s Office of the State of Minas Gerais, the State of Minas Gerais, and the Company, providing for the engagement of an Independent Technical Auditor to monitor compliance with the preliminary obligations, along with a request for the suspension of the proceeding for up to 90 days for the implementation of the agreed measures, without acknowledgment of fault or admission of liability by Vale. The request for suspension of the proceeding was extended to all four actions and is currently pending review. The total amount estimated across the four actions is US$587 (R$3,065 million), and the likelihood of loss has been classified as possible.

Civil litigations - Notices of Infraction issued by the National Mining Agency ("ANM")

In 2026, Vale received notices of infraction issued by the National Mining Agency (ANM) related to the Pico mine in Itabirito (MG), the Mar Azul mine in Nova Lima (MG), the Gongo Soco mine in Barão dos Cocais (MG), and the overflow that occurred at Fábrica Mine in Congonhas (MG), seeking the imposition of fines in the amounts of US$25, US$224, US$90 and US$78, respectively, based on alleged violations under ANM resolutions. The Company submitted administrative defenses contesting these notices, and the likelihood of loss was classified as possible.

c) Judicial deposits

	March 31, 2026	December 31, 2025
Tax litigations	406	386
Civil litigations	89	156
Labor litigations	89	97
Environmental litigations	13	12
Total	597	651

d) Guarantees contracted for legal and administrative proceedings

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted US$3.7 billion (December 31, 2025: US$3.5 billion) in guarantees for its lawsuits, as an alternative to judicial deposits.

43

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

44

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

25. Equity

a) Share capital

As of March 31, 2026, the share capital was US$61,614 corresponding to 4,439,159,764 shares issued and fully paid without par value. The Board of Directors may, regardless of changes to by-laws, approve the issue and cancellation of common shares, including the capitalization of profits and reserves to the extent authorized.

	March 31, 2026
Shareholders	Common Shares	Golden Shares	Total
Previ (i)	334,568,802	–	334,568,802
Mitsui&co (i)	286,347,055	–	286,347,055
Blackrock, Inc (ii)	297,783,803	–	297,783,803
Capital World Investors (iii)	227,690,911	–	227,690,911
Total shareholders with more than 5% of capital	1,146,390,571	–	1,146,390,571
Free floating	3,118,143,182	–	3,118,143,182
Golden shares (iv)	–	12	12
Total outstanding (without shares in treasury)	4,264,533,753	12	4,264,533,765
Shares in treasury	174,625,999	–	174,625,999
Total capital	4,439,159,752	12	4,439,159,764

(i) Number of shares owned by shareholders, as per statement provided by the custodian, based on shares listed at B3.

(ii) Number of shares as reported in BlackRock, Inc.’s Schedule 13G/A, filed with the SEC.

(iii) Number of shares as reported on January 8, 2026 by the shareholder itself through the Declaration of Acquisition of Relevant Shareholding sent to Vale and disclosed to the Market in the Press Release of January 12, 2026.

(iv) Number of special class preferred shares ("golden shares") held by the Brazilian Federal Government, which grants it limited veto power over certain Company resolutions, as well as the right to elect and dismiss one member to the Fiscal Council.

In February 2026, the Board of Directors approved the proposal for a capital increase in the amount of US$96 (R$500 million), through the capitalization of the tax incentive reserve. The capital increase proposal will be submitted for deliberation by the General Shareholders’ Meeting, scheduled for April 30, 2026.

b) Cancellation of treasury shares

During the three-month period ended March 31, 2026, the Board of Directors approved cancellations of common shares issued by Vale S.A., acquired and held in treasury, without reducing the amount of its share capital or equity. During the three-month period ended March 31, 2025, there were no share cancellations.

	Number of canceled shares	Carrying amount
Cancellation approved on March 12, 2026	99,847,816	1,388
Three-month period ended March 31, 2026	99,847,816	1,388

c) Share buyback program

	Total of shares repurchased		Effect on cash flows
Three-month period ended March 31,	2026	2025	2026	2025
Shares buyback program up to 120,000,000 shares (i)
Acquired by Parent Company	4,980,600	–	74	–
Shares buyback program	4,980,600	–	74	–

(i) On February 19, 2025, the Board of Directors approved the common shares buyback program, limited to a maximum of 120,000,000 common shares or their respective ADRs, with a term of 18 months.

45

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

d) Remuneration approved

The Vale S.A.'s By-laws determines as its minimum mandatory remuneration to Vale shareholders an amount equal to 25% of the net income, after appropriations to legal and tax incentive reserves. The remuneration approved as interest on capital (“JCP”) is gross up with the income tax applicable to Vale’s shareholders. The remuneration to Vale’s shareholders was based on the following resolutions:

	Approval date	Payment date	Remuneration per share (US$)	Total amount approved
Dividends related to fiscal year 2024	2/19/2025	3/14/2025	0.347	1,596
				1,596
Dividends related to fiscal year 2025	11/27/2025	1/7/2026	0.234	1,000
Dividends and interest on capital (JCP) related to fiscal year 2025	11/27/2025	3/4/2026	0.440	1,879
				2,879

d.i) Dividends reconciliation

Total
December 31, 2025	2,651
Translation adjustment	118
Payments, net of withholding taxes	(2,745)
Prescribed remuneration	(3)
March 31, 2026	21

46

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

47

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

26. Investments in associates and joint ventures

	Business	% ownership	December 31, 2025	Equity results in income statement	Dividends declared	Translation adjustment	Fair value remeasurement	Capital transactions and others	March 31, 2026
Associates and joint ventures
In Brazil
Aliança Geração de Energia S.A.	Energy	30.00	240	5	–	–	–	5	250
Aliança Norte Energia Participações S.A.	Energy	51.00	66	(2)	–	4	–	–	68
Anglo American Minério de Ferro do Brasil S.A.	Iron ore	15.00	649	7	–	–	–	–	656
Companhia Coreano-Brasileira de Pelotização	Pellets	50.00	88	3	–	4	–	–	95
Companhia Hispano-Brasileira de Pelotização	Pellets	50.89	44	1	–	3	–	–	48
Companhia Ítalo-Brasileira de Pelotização	Pellets	50.90	75	1	–	5	–	–	81
Companhia Nipo-Brasileira de Pelotização	Pellets	51.00	157	6	–	8	–	–	171
MRS Logística S.A.	Logistics	49.01	804	7	(34)	43	–	–	820
Samarco Mineração S.A. (note 23)	Pellets	50.00	–	–	–	–	–	–	–
VLI S.A.	Logistics	29.60	410	(1)	–	22	–	2	433
Others	–	–	60	(4)	–	3	28	1	88
Abroad
PT Vale Indonesia Tbk	Vale Base Metals	33.88	1,842	27	–	–	–	–	1,869
Vale Oman Distribution Center	Logistics	50.00	594	6	(28)	–	–	–	572
			5,029	56	(62)	92	28	8	5,151
Other results in associates and joint ventures				(20)
Equity results and other results in associates and joint ventures				36

48

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

27. Acquisitions and divestitures

Effects on the income statement

Three-month period ended March 31,	Notes	2026	2025
Aliança Geração de Energia S.A.	27(a)	–	(117)
		–	(117)

a) Divestment of Aliança Geração de Energia S.A. (“Aliança”) – In March 2025, the Company signed an agreement with Global Infrastructure Partners for the sale of 70% of its stake in Aliança, including the operations of Sol do Cerrado solar plant and Risoleta Neves hydroelectric plant. As a result, the related assets and liabilities were classified as held for sale, and Vale recognized an impairment loss in the amount of US$117 in the income statement of the three-month period ended March 31, 2025, as "Impairment and other results related to non-current assets, net".

The transaction was completed in September 2025, when Vale lost control over Aliança, with the remaining 30% interest being accounted for as an investment in an associate using the equity method.

b) Thompson Operations, Canada (held for sale) – In January 2025, Vale announced a strategic review to explore alternatives related to Vale Base Metals’ global mining portfolio, including the intention to assess a potential divestment of its mining and exploration assets in Thompson, Manitoba, as part of a process to optimize and enhance the competitiveness of its integrated nickel portfolio.

In February 2026, the Company entered into a binding agreement to establish a new company, together with Exiro Minerals Corporation, Orion Resources Partners LP, and Canada Growth Fund Inc., collectively referred to as "the Investors”.

Under the terms of the agreement, Vale will hold an 18.9% equity interest in the new company through the contribution of the Thompson assets, including certain related obligations, and a cash contribution of up to US$15. The Investors will hold a combined 81.1% equity interest in the new company through a cash contribution of up to US$185.

The agreement also provides that the Company may receive an earn-out of up to US$200, payable over a period of up to 20 years, subject to the achievement of certain nickel price levels. Based on current estimates, Vale does not expect such milestones to be achieved.

The Company does not expect material effects resulting from the completion of the transaction, which is expected by the end of 2026, subject to customary regulatory and governmental approvals. Upon completion of the transaction, Vale's interest in the new company will be accounted for as an investment in an associate and subsequently measured using the equity method, due to the significant influence that the Company will exercise over the investee.

As a result of the aforementioned agreement, Vale classified the assets to be contributed and the liabilities to be transferred as held for sale, as presented below.

March 31, 2026
Assets
Inventories	26
Total assets (i)	26

Liabilities
Asset retirement obligations (ii)	107
Leases	4
Employee benefits	29
Total liabilities	140

(i)The carrying amount of property, plant and equipment has been fully impaired since 2024.

(ii) Although the agreement provides for the transfer of the decommissioning obligations related to the Thompson operating assets, Vale will assume the obligation to reimburse such liability up to a limit of US$287 (CAD400 million). Accordingly, upon derecognizing the currently estimated liability of US$107 at the closing of the transaction, the Company will recognize a new liability in the same amount, related to the reimbursement obligation, which is within the limit established in the agreement.

49

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

28. Employee benefits

		Current liabilities		Non-current liabilities
	Notes	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Payroll, related charges and other remunerations		609	1,014	–	–
Charges related to share-based payments	28(a)	4	51	–	–
Employee post-retirement obligation	28(b)	71	68	1,200	1,214
		684	1,133	1,200	1,214

a) Share-based payments

For the long-term incentive programs, the Company compensation plans include Matching Program and Performance Share Unit program (“PSU”), with three-year-vesting cycles, respectively, with the aim of encouraging employee’s retention and encouraging their performance. The fair value of the programs is recognized on a straight-line basis in the income statement, with a corresponding entry in the equity, over the three-year required service period, net of estimated losses.

Matching Program

For the Matching program, the participants can acquire Vale’s common shares in the market. If the shares acquired are held for a period of three years, obeying the program rules, the participant is entitled to receive from Vale an award in shares, equivalent to the number of shares originally acquired.

The fair value of the Matching program was estimated using the Company's share price and ADR and the number of shares granted on the grant date.

	2025 Program	2024 Program	2023 Program
Granted shares	2,453,783	2,244,659	1,330,503
Share price	10.13	12.02	15.94

Performance Shares Units (“PSU”)

Under the PSU, eligible executives can earn, after a three-year vesting cycle, an award in common shares conditioned to Vale's performance factor measured based on Total Shareholder Return ("TSR"), ROIC and Environmental, Social and Governance ("ESG") metrics.

The fair value of the PSU program was measured by estimating the performance factor using Monte Carlo simulations for the Return to Shareholders Indicator and health and safety and sustainability indicators. The assumptions used for the Monte Carlo simulations are shown in the table below, as well as the result used to calculate the expected value of the total performance factor.

	2025 Program	2024 Program	2023 Program
Granted shares	1,973,979	1,873,175	1,177,755
Date shares were granted	May 6, 2025	April 29, 2024	January 2, 2023
Share price	9.31	12.49	16.60
Expected volatility	33.82%	35.60%	48.33%
Expected term (in years)	3	3	3
Expected shareholder return indicator	87.67%	66.95%	72.42%
Expected performance factor	107.66%	115.35%	83.72%

50

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Employee post-retirement obligation

Reconciliation of assets and liabilities recognized in the statement of financial position

	March 31, 2026	December 31, 2025
Movements of assets ceiling
Balance at beginning of the period	997	860
Interest income	23	107
Changes on asset ceiling	7	(64)
Translation adjustment	36	94
Balance at end of the period	1,063	997

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(5,680)	(5,638)
Fair value of assets	5,583	5,471
Effect of the asset ceiling	(1,063)	(997)
Liabilities, net	(1,160)	(1,164)

Current assets	29	30
Non-current assets	82	88
Assets	111	118
Current liabilities	(71)	(68)
Non-current liabilities	(1,200)	(1,214)
Liabilities	(1,271)	(1,282)

29. Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, shareholders and its related entities and key management personnel of the Company.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, with respect to price and market conditions that are no less favorable to the Company than those arranged with third parties.

Net operating revenue relates mainly to sale of iron ore and right to use capacity on railroads. Cost and operating expenses mostly relate to the variable lease payments of the pelletizing plants.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

The effects arising from the failure of the Fundão tailings dam, owned by the joint venture Samarco Mineração S.A., are presented in note 23, and the other effects associated with investments in joint ventures and associates are presented in note 26.

a) Transactions with related parties

Three-month period ended March 31,	2026			2025
	Net operating revenue	Cost and other operating revenues and expenses	Financial result	Net operating revenue	Cost and other operating revenues and expenses	Financial result
Associates and Joint Ventures
Pelletizing companies (i)	–	(31)	(9)	–	(26)	(10)
MRS Logística S.A.	–	(89)	–	–	(102)	–
Norte Energia S.A.	–	(27)	–	–	(13)	–
Vale Oman Distribution Center	–	(41)	–	–	(65)	–
VLI	79	(8)	–	68	(12)	(1)
PTVI	–	(159)	–	–	(159)	–
Anglo American	–	(72)	4	–	–	3
Aliança Geração de Energia S.A.	–	(58)	–	–	–	–
Others	7	–	–	7	–	–
	86	(485)	(5)	75	(377)	(8)
Shareholders
Bradesco	–	–	40	–	–	129
Mitsui	34	–	–	34	–	–
Cosan	–	–	–	7	(8)	–
Banco do Brasil	–	–	26	–	–	–
	34	–	66	41	(8)	129
Total	120	(485)	61	116	(385)	121

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

51

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Outstanding balances with related parties

	Assets
	March 31, 2026			December 31, 2025
	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets
Associates and Joint Ventures
Pelletizing companies (i)	–	–	7	–	–	7
MRS Logística S.A.	–	–	43	–	–	9
VLI	–	64	–	–	41	–
PTVI	–	–	–	–	1	–
Anglo American	–	–	293	–	–	254
Others	–	7	8	–	6	9
	–	71	351	–	48	279
Shareholders
Bradesco	400	–	100	1,003	–	82
Banco do Brasil	163	–	35	186	–	9
Mitsui	–	34	–	–	49	–
	563	34	135	1,189	49	91
Pension plan	–	30	–	–	18	–
Total	563	135	486	1,189	115	370

52

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated
	Liabilities
	March 31, 2026		December 31, 2025
	Supplier and contractors	Financial instruments and other liabilities	Supplier and contractors	Financial instruments and other liabilities
Associates and Joint Ventures
Pelletizing companies (i)	25	228	28	235
MRS Logística S.A.	14	–	25	–
Vale Oman Distribution Center	34	–	49	–
VLI	1	85	3	81
PTVI	57	–	58	–
Anglo American	34	–	28	–
Others	36	–	43	–
	201	313	234	316
Shareholders
Bradesco	–	–	–	24
	–	–	–	24
Total	201	313	234	340

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

c) Key management personnel compensation

During the three-month period ended March 31, 2026, the compensation of the Company’s key management personnel was US$7 (2025: US$10).

53

VALE

PACIFIC

# Basis of preparation and other requirements

54

Notes to the Consolidated Financial Statements Expressed in millions of United States dollar, unless otherwise stated

30. Basis of preparation of condensed consolidated interim financial statements

The condensed consolidated interim financial statements of the Company (“interim financial statements”) have been prepared and are being presented in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). All material information for the interim financial statements, and only this information, are presented and consistent to those used by the Company's Management.

The interim financial statements have been prepared to update users on the relevant events and transactions that occurred in the period and must be read together with the financial statements for the year ended December 31, 2025. All accounting policies, accounting estimates and judgments, risk management and measurement methods are the same as those adopted in the preparation of the latest annual financial statements.

These interim financial statements were authorized for issue by the Board of Directors on April 28, 2026.

a) Functional currency and presentation currency

The interim financial statements of the Company and its associates and joint ventures are measured using the currency of the primary economic environment in which each entity operates (“functional currency”), in the case of the Parent Company it is the Brazilian real (“R$”). For presentation purposes, these interim financial statements are presented in the United States dollars (“US$”) as the Company believes that this is how international investors analyze the financial statements.

The main exchange rates used by the Company to translate its foreign operations are as follows:

			Average rate
	Closing rate		Three-month period ended March 31,
	March 31, 2026	December 31, 2025	2026	2025
US Dollar ("US$")	5.2194	5.5024	5.2591	5.8522
Canadian dollar ("CAD")	3.7407	4.0187	3.8337	4.0802
Euro ("EUR")	6.0117	6.4692	6.1511	6.1608

55

Report of independent registered

public accounting firm

To the shareholders and Board of Directors of

Vale S.A.

Results of review of interim financial statements

We have reviewed the accompanying condensed consolidated interim statement of financial position of Vale S.A. and its subsidiaries (the "Company") as of March 31, 2026, and the related condensed consolidated interim income statement and statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2026 and March 31, 2025, including the related notes (collectively referred to as the "interim financial statements"). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of the Company as of December 31, 2025, and the related consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended (not presented herein), and in our report dated February 12, 2026, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of financial position as of December 31, 2025, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for review results

These interim financial statements are the responsibility of the Company's management. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Rio de Janeiro, April 28, 2026

/s/ PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/F-5

56

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: April 21, 2026		Director of Investor Relations